Exhibit 99.2

Form 51-102F3  Material Change Report

1.

Name and Address of Company

Poly-Pacific International Inc.  1279 – 51st Avenue E  Vancouver, BC, V5X 1E9

2.

Date of Material Change

April 22, 2008

3.

News Release

April 22, 2008 via Marketwire.

4.

Summary of Material Change

Poly-Pacific  International  Inc.  (“Poly-Pacific”  or  the  “Company”)  announced  that  it  has  signed  a  definitive Joint Venture Agreement with Zhejiang Siecheng Plastic Company Ltd.

5.

Full Description of Material Change

Poly-Pacific  International  Inc.  (“Poly-Pacific”  or  the  “Company”)  announced  that  it  has  signed  a  definitive Joint Venture Agreement with Zhejiang Siecheng Plastic Company Ltd. ("ZSPC").  For several months, Poly-Pacific has been searching for a strong strategic Asian partner to assist  the Company with the importation of the nylon fibre into China, in accordance with the applicable  laws  of  that  country.  This  partner  would  also  assist  the  Company  in  cleaning,  processing  (pelletization) and sales throughout Asia.

Located  in  Baixiang  Town,  Yueqing  City,  near  Wenzhou,  China,  ZSPC  specializes  in  the  production, processing, recycling and sales of nylon throughout China. With gross annual sales  exceeding $110 million Canadian, ZSPC is ISO9001 certified and has been awarded numerous   certificates  of  merit,  including  "Enterprise  of  the  Year"  and  "The  Top  50  Enterprises"  by  the  Chinese Government.

Under  the  terms  of  the  Joint  Venture  Agreement,  the  Company  will  be  responsible  for  the  reclamation,  preliminary  cleaning,  containerization,  export  into  China  and  remediation  of  all  landfill sites under contract in accordance with the applicable environmental laws.

ZSPC will be responsible for the purchasing and importation of the nylon in accordance with all  applicable laws of China, the processing of the nylon into marketable products for sale or resale.  ZSPC  will  also  provide  an  irrevocable  letter  of  credit  from  a  reputable  financial  institution  acceptable to Poly-Pacific in the face amount of not less than $1,000,000 Canadian that may be  drawn by Poly-Pacific to secure payment from third party purchasers.

The  Company  and  ZSCP  shall  share  equally  all  net  profits  earned  by  the  Joint  Venture  Agreement.  The  business  of  the  Joint  Venture  will  be  controlled  by  a  management  committee  with one or two representatives from each of the Company and ZSCP.

The  Joint  Venture  also  stipulates  that  both  the  Company  and  ZSCP  will  vigorously   pursue  additional reclamation opportunities on a world-wide basis.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Randy Hayward, President  Phone:  (778) 786-1230

9.

Date of Report

April 22, 2008